As filed with the United States Securities and Exchange Commission on November 7, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

RAGHSA S.A.

(Name of Applicant)

Cecilia Grierson 255, Floor 9,

C1107BHA, City of Buenos Aires,

Argentina

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
8.50% Notes due 2032	Undetermined Amount

Approximate Date of Proposed Public Offering:

As soon as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:

Raghsa Real Estate LLC

950 Third Avenue, Suite 2805,

New York, New York, 10022

With Copies to:

Nicolas Teijeiro, Esq. NEXT Legal PLLC 1395 Brickell Avenue, Suite 800 Miami, FL 33131 (786) 785-1715	Christopher C. Paci, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas. New York, NY 10020 (212) 335-4500

Raghsa S.A. (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to Form T-3 filed with the Securities and Exchange Commission by the Company on October 29, 2024 (the “Form T-3”) is being filed solely to file a revised Exhibit T3E. The Amendment is not intended to amend or delete any other part of the Form T-3.

EXHIBIT LIST

Exhibit T3A*	A copy of the charter of the Company (which was originally incorporated under the name of “Red Argentina de Grandes Hoteles Sociedad Anónima”) (together with an English convenience translation) (incorporated by reference to Exhibit T3A to the Company’s Form T-3 filed on February 24, 2020);

Exhibit T3B*	A copy of the existing bylaws (estatutos) of the Company, as amended (together with an English convenience translation) (incorporated by reference to Exhibit T3B to the Company’s Form T-3 filed on February 28, 2023);

Exhibit T3C*	Draft form of the Indenture to be qualified;

Exhibit T3D*	Not applicable;

Exhibit T3E**	Final Exchange Offer Memorandum; and

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

*	Previously filed
**	Filed herewith by this Amendment

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Raghsa S.A., a sociedad anónima (corporation) organized and existing under the laws of the Republic of Argentina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Buenos Aires, Republic of Argentina, on the 7th day of November, 2024.

Raghsa S. A.

By:	/s/ Edgardo Khafif
Edgardo Khafif
Chief Executive Officer

3